Filed by Daily Mail & General Trust plc
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Cazoo Holdings Limited

The following communications were made available by Daily Mail and General Trust plc (the “Company”) and its affiliate on Twitter.

The following communications were made available by the Company and Manuel Lopo de Carvalho, CEO of one of its affiliates, on LinkedIn.

Manuel Lopo de Carvalho
1,485 followers
9h · Edited

Cazoo just announced a merger agreement with Dan Och's & Glenn Fuhrman's $AJAX for a $7bn NYSE Listing

The transaction will provide $1.6bn in gross proceeds including $805m cash in trust from AJAX I and an $800m PIPE led by the AJAX sponsors and D1 including BlackRock, Morgan Stanley, Fidelity, Mubadala

Cazoo expects to achieve revenues approaching $1bn in 2021, a growth rate of more than 300% in its second full year of operations and has already built a team of over 1,800 across the UK, Germany, France and Portugal.

From an investment of little over $150m, the combined value in cash and shares that dmg ventures is expected to receive on closing is c. $1.35bn, a remarkable 9x in under 18 months! All merit goes to Alex and his stellar management team at Cazoo, it has been a unique privilege to witness such a brilliant execution.

dmg ventures led both the seed round (alongside Stride.VC) and the C round and participated in every other round along this amazing journey. I have also sat on its Board alongside Lord Rothermere from the very first day and will continue to do so in this new and exciting stage as a public company. Go Cazoo!!!

Additional important information available at: https://lnkd.in/dM9PTXF

Search. Drive. Smile.

Used car retailer Cazoo to list in New York with $8bn valuation
ft.com

167 · 21 Comments

The following communication was made available by the Company on Instagram.

The following communication was made available by the Company on glassdoor.

About DMGT
DMGT manages a portfolio of companies that provide businesses and consumers with compelling information, analysis, insight, events, news and entertainment.  The Group takes a long-term approach to investment and has market-leading positions in consumer media, insurance risk, property information and events & exhibitions.  In total, DMGT generates revenues of around £1.2 billion.

About Cazoo (www.cazoo.co.uk)
Cazoo’s mission is to transform the car-buying experience for consumers across Europe by providing better selection, quality, transparency, convenience and peace of mind. Cazoo aims to make buying a car no different to any other product online today, where consumers can simply and seamlessly purchase, finance or subscribe to a car entirely online for either delivery or collection in as little as 72 hours.  Cazoo was founded in 2018 by serial entrepreneur Alex Chesterman OBE, has a highly experienced management team and is backed by some of the leading global technology investors.

Additional information and where to find it
This communication relates to a proposed business combination among Cazoo Holdings Limited (“Cazoo”), AJAX I (“AJAX”) and Capri Listco (“Newco”).  In connection with the proposed business combination, Newco intends to file a registration statement on Form F-4 that will include a proxy statement of AJAX in connection with AJAX’s solicitation of proxies for the vote by AJAX’s shareholders with respect to the proposed business combination and a prospectus of Newco. The proxy statement/prospectus will be sent to all AJAX shareholders and Newco and AJAX will also file other documents regarding the proposed business combination with the SEC. This communication does not contain all the information that should be considered concerning the proposed business combination and is not intended to form the basis of any investment decision or any other decision in respect of the business combination.  Before making any voting or investment decision, investors and security holders are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed business combination as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the registration statement, proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by AJAX and Newco through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by AJAX may be obtained free of charge from AJAX’s website at https://ajaxcap.com or by written request to AJAX at 667 Madison Avenue, New York, NY 10065, USA and documents filed by DMGT may be obtained free of charge by written request to DMGT at Northcliffe House, 2 Derry Street, London W8 5TT, United Kingdom.